Exhibit 99.1

TDH Holdings, Inc. Receives Nasdaq Delisting Notification

QINGDAO, China, July 12, 2019 /PRNewswire/ – TDH Holdings, Inc. (NASDAQ: PETZ) (“TDH” or the “Company”), a PRC-based company that specializes in the development, manufacturing and sales of various pet food products under multiple established brands in China, Asia and Europe, today announced that on July 9, 2019 it received a Staff Delisting Determination letter from The Nasdaq Stock Market, LLC setting forth a determination to delist the Company’s common shares from The Nasdaq Capital Market as a result of the Company’s inability to regain compliance with the minimum bid price continued listing requirement under Listing Rule 5550(a)(2) within the time previously allotted by the Nasdaq Staff. The Company was also subsequently notified of its failure to comply with the Listing Rule 5550(b) which requires a minimum of $2.5 million in stockholders’ equity, $35 million in market value of listed securities, or $500,000 in net income from continuing operations for continued listing.

The Delisting Determination stated that such delisting would be effective at the opening of business on July 18, 2019 unless the Company requests an appeal of the Delisting Determination. The Company intends to appeal this Determination by requesting a hearing before a Hearings Panel. A hearing request will stay the delisting of the Company’s securities. The hearing date will be determined by the Nasdaq Staff following the hearing request submission date. The Company plans to address the ongoing non-compliance matters before the Hearings Panel. There can be no assurance that, following the hearing, the Panel will grant the Company's request for additional time to regain compliance with the Nasdaq continued listing requirements. If the Panel does not grant the Company's request for additional time, the Company’s securities will be subject to delisting. If the Company is delisted from the Nasdaq Capital Market, its common shares may be traded over-the-counter on the OTC Bulletin Board or in the "pink sheets" if one or more market makers seeks and obtains approval by the Financial Industry Regulatory Authority to continue quoting in the Company’s common shares. Many over-the-counter stocks trade less frequently and in smaller volumes than securities traded on the Nasdaq markets, which would likely have a material adverse effect on the liquidity and value of the Company’s common shares.

This announcement is made in compliance with Nasdaq Listing Rule 5810(b) which requires prompt disclosure of receipt of a Staff delisting determination.

About TDH Holdings, Inc.

TDH Holdings, Inc. (the "Company") (NASDAQ: PETZ), is a developer, manufacturer and distributer of a variety of pet food products under multiple brands that are sold in the China, Asia and Europe. More information about the Company can be found at www.tiandihui.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties. Such forward-looking statements include statements about the risk that the Company will be unable to regain compliance with the Nasdaq Capital Market listing requirements and that its appeal to the Nasdaq listing qualifications panel will not be timely filed or will be unsuccessful, resulting in the inability of the Company to maintain its listing on the Nasdaq Capital Market, the risk that an over-the-counter market will not trade the Company's shares if the Nasdaq Capital Market delists the Company. Actual events or results may differ materially from the Company's expectations. Factors that could cause actual results to differ materially from those stated or implied by the Company's forward-looking statements are disclosed in its filings with the Securities and Exchange Commission. These forward-looking statements represent the Company's judgment as of the time of this release. The Company disclaims any intent or obligation to update these forward-looking statements, other than as may be required under applicable law.